Sequoia Investments, Inc.
Statement of Financial Condition
December 31, 2019

SEQUOIA INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

ASSETS

Assets	
Cash	$ 3,471
Securities owned	588
Deposit with clearing broker	53,344
Due from clearing broker	3,903
Prepaid expenses	3,430
Total assets	$ 64,736

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 5,578
Commissions payable	7,641
Due to clearing broker	4,111
Total liabilities	17,330
Stockholder's equity	47,406
Total liabilities and stockholder's equity	$ 64,736